The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

June 25, 2024

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ryan Sutcliffe

Re:	Kurv ETF Trust (the “Trust” or “Registrant”) Post-Effective Amendment No. 11 to the Trust’s Registration Statement on Form N-1A, filed on March 22, 2024 File Numbers 333-233633, 811-23473

Ladies and Gentlemen:

This letter is in response to the supplemental comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by phone (the “Comments”) on June 21, 2024, relating to Post-Effective Amendment No. 11 (“PEA No. 11”) to the Trust’s Registration Statement on Form N-1A filed on March 22, 2024, regarding the Kurv Enhanced Short Maturity ETF (the “Fund”), a series of the Trust, and the response letter to the Staff’s comments on PEA No. 11 dated June 14, 2024 (the “June 14 Comment Response Letter”). The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

June 25, 2024

Prospectus

Cover

Comment #1

With respect to the response to Comment #2 in the June 14 Comment Response Letter, please supplementally confirm that the option income strategy is another aspect considered to be “enhanced” as part of the Fund’s name/strategy.

Response #1

The Registrant confirms that the Fund is considered “enhanced” compared to traditional cash management funds because of its option income strategy in addition to other factors such the Fund having slightly higher maturity/duration and credit risk to generate higher yield.

SAI

Investment Restrictions and Policies – Fundamental Policies

Comment #18

With respect to the response to Comment # 18 in the June 14 Comment Response Letter, the quoted language regarding the revised investment restriction ends on the word “and”. Please complete this section so that the Staff may see the complete change.

Response #18

The Registrant notes that the “and” is used as a lead in to the existing eighth and final fundamental investment policy in a list of eight enumerated policies. Please see below:

7.	The Fund may not ~~concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.~~ invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. government, its agencies or instrumentalities; and
8.	The Fund may not, with respect to 75% of the Fund’s total assets, purchase the securities of any issuer, except securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities issued by other investment companies, if, as a result (i) more than 5% of the Fund’s total assets would be invested in the securities of that issuer, or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer. For the purpose of this restriction, each state and each separate political subdivision, agency, authority or instrumentality of such state, each multi-state agency or authority, and each guarantor, if any, are treated as separate issuers of Municipal Bonds.

* * *

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum